CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2012

(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
November 13, 2012	November 13, 2012

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2012	2011	2012	2011

Revenues	6	$63,581	$61,407	$176,170	$184,713
Cost of sales		20,912	15,473	56,061	50,404
Gross margin		42,669	45,934	120,109	134,309
Depletion, depreciation and amortization		6,832	3,467	17,544	9,405
Mine operating earnings		35,837	42,467	102,565	124,904

General and administrative expense	7	5,044	3,710	14,556	11,248
Share-based payments		2,546	937	7,776	4,598
Acquisition costs	25	1,830	-	2,611	-
Accretion of decommissioning liabilities		133	107	335	338
Foreign exchange loss		483	799	266	1,108
Operating earnings		25,801	36,914	77,021	107,612

Investment and other income (loss)	8	5,389	(1,395)	7,343	2,461
Finance costs		(501)	(390)	(1,368)	(896)
Earnings before income taxes		30,689	35,129	82,996	109,177
Income taxes
Current income tax expense		1,031	2,120	2,808	15,788
Deferred income tax expense		4,789	5,237	13,640	11,154
		5,820	7,357	16,448	26,942
Net earnings for the period		$24,869	$27,772	$66,548	$82,235

Earnings per common share
Basic		$0.22	$0.27	$0.61	$0.80
Diluted		$0.21	$0.26	$0.60	$0.77

Weighted average shares outstanding
Basic	9	115,307,418	104,583,335	108,872,377	102,627,618
Diluted	9	117,049,419	107,726,703	111,004,089	107,103,155

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Net earnings for the period	$24,869	$27,772	$66,548	$82,235

Other comprehensive income
Available for sale investments:
Unrealized (loss) gain on fair value of investments	(537)	(1,107)	(4,015)	527
Currency translation gain (loss)	365	(3,069)	535	(2,350)
Other comprehensive loss	(172)	(4,176)	(3,480)	(1,823)
Total comprehensive income for the period	$24,697	$23,596	$63,068	$80,412

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars - unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2012	2011	2012	2011

OPERATING ACTIVITIES
Net earnings for the period		$24,869	$27,772	$66,548	$82,235
Adjustments for:
Share-based payments		2,546	937	7,776	4,598
Depletion, depreciation and amortization		6,832	3,467	17,544	9,405
Accretion of decommissioning liabilities		133	107	335	338
(Gain) loss from derivative financial instruments and fair value through profit or loss marketable securities	8	(4,976)	1,504	(6,769)	(2,041)
Current income tax expense		1,031	2,120	2,808	15,788
Deferred income tax expense		4,789	5,237	13,640	11,154
Finance costs		501	390	1,368	896
Unrealized foreign exchange (loss) gain and other		128	428	338	951
Operating cash flows before movements in working capital and income taxes		35,853	41,962	103,588	123,324
Net change in non-cash working capital items	22	(8,278)	(390)	(3,724)	(3,578)
Income taxes paid		(1,305)	(6,306)	(11,890)	(12,108)
Cash generated by operating activities		26,270	35,266	87,974	107,638

INVESTING ACTIVITIES
Expenditures on mineral property interests		(17,048)	(18,581)	(57,792)	(30,163)
Acquisition of property, plant and equipment		(22,295)	(13,789)	(47,767)	(30,604)
Increase in deposits on long-term assets		(7,971)	(720)	(13,623)	(11,138)
Realized gain of derivative financial instruments		7,938	4,958	5,894	8,369
Acquisition of Silvermex, net of cash paid	25	11,354	-	11,354	-
Acquisition of derivative financial instruments		-	(3,700)	-	(3,700)
Proceeds from disposal of marketable securities		2,419	-	5,222	-
Investment in marketable securities		-	-	(10,349)	-
Cash used in investing activities		(25,603)	(31,832)	(107,061)	(67,236)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		3,437	4,532	7,142	27,443
Payment of lease obligations, net of proceeds		(1,875)	(893)	(4,589)	(1,785)
Finance costs paid		(501)	(390)	(1,368)	(896)
(Repayment of) proceeds from debt facility		(500)	(714)	(1,273)	1,566
Proceeds from lease financing		-	-	-	2,474
Payment of other long-term liabilities		-	-	-	(76)
Cash (used in) generated by financing activities		561	2,535	(88)	28,726

Effect of exchange rate on cash held in foreign currencies		643	(4,725)	752	(4,069)
Increase (decrease) in cash and cash equivalents		1,228	5,969	(19,175)	69,128
Cash and cash equivalents, beginning of period		70,890	104,978	91,184	41,163
Cash and cash equivalents, end of period		$72,761	$106,222	$72,761	$106,222

Cash		$69,589	$106,140	$69,589	$106,140
Restricted cash	24	3,172	-	3,172	-
Short-term investments		-	82	-	82
Cash and cash equivalents, end of period		$72,761	$106,222	$72,761	$106,222

Supplemental cash flow information	22

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2012 AND DECEMBER 31, 2011
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Note	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	24	$72,761	$91,184
Trade and other receivables	10	21,084	15,593
Income taxes receivable		9,095	9,734
Inventories	11	24,985	14,661
Other financial assets	12	7,293	4,865
Prepaid expenses and other	13	2,675	1,535
Total current assets		137,893	137,572
Non-current assets
Mining interests	14	344,902	157,865
Property, plant and equipment	15	191,114	129,040
Goodwill	25	24,591	-
Deferred tax assets		12,115	8,331
Deposits on long-term assets	16	17,928	10,504
Total assets		$728,543	$443,312
Liabilities and Equity
Current liabilities
Trade and other payables	17	$38,610	$22,433
Current portion of lease obligations	18	7,623	4,269
Debt facilities		512	784
Income taxes payable		7,140	-
Other financial liabilities		-	383
Total current liabilities		53,885	27,869
Non-current liabilities
Lease obligations	18	11,719	9,825
Decommissioning liabilities		9,057	6,123
Deferred tax liabilities		88,175	48,897
Total liabilities		162,836	92,714
Shareholders' equity
Share capital	19(a)	419,346	273,304
Equity reserves	20	30,363	27,844
Retained earnings		115,998	49,450
Total equity		565,707	350,598
Total liabilities and equity		$728,543	$443,312

Contingent liabilities (Note 24)
Subsequent events (Note 26)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share amounts - unaudited)

	Share Capital		Equity Reserves
							Retained
				Available for	Foreign		earnings
			Share-based	sale	currency	Total equity	(Accumulated
	Shares	Amount	payment	revaluation	translation	reserves	deficit)	Total equity

Balance at December 31, 2010	97,560,417	$239,770	$25,170	$18	$621	$25,809	$(54,124)	$211,455
Net earnings	-	-	-	-	-	-	82,235	82,235
Share-based payment, net of related tax benefits	-	-	6,764	-	-	6,764	-	6,764
Other comprehensive income	-	-	-	527	(2,350)	(1,823)	-	(1,823)
Shares issued for:
Exercise of options	2,251,600	9,490	-	-	-	-	-	9,490
Exercise of warrants	5,118,093	17,953	-	-	-	-	-	17,953
Conversion of shares to be issued (Note 19(d))	4,062	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	4,685	(4,685)	-	-	(4,685)	-	-
Balance at September 30, 2011	104,934,172	$271,898	$27,249	$545	$(1,729)	$26,065	$28,111	$326,074

Balance at December 31, 2011	105,135,372	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598
Net earnings	-	-	-	-	-	-	66,548	66,548
Share-based payment, net of related tax benefits	-	-	8,145	-	-	8,145	-	8,145
Other comprehensive (loss) income	-	-	-	(4,015)	535	(3,480)	-	(3,480)
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 25)	9,451,641	136,317	-	-	-	-	-	136,317
Exercise of options	1,473,850	7,142	-	-	-	-	-	7,142
Conversion of shares to be issued (Note 19(d))	250	-	-	-	-	-	-	-
Share warrants issued (Note 19(c))	-	-	646	-	-	646	-	646
Expiry of shares to be issued (Note 19(d))	-	(209)	-	-	-	-	-	(209)
Transfer of equity reserve upon exercise of options	-	2,792	(2,792)	-	-	(2,792)	-	-
Balance at September 30 , 2012	116,061,113	$419,346	$33,393	$(2,888)	$(142)	$30,363	$115,998	$565,707

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the IFRS Interpretations Committee (“IFRIC”) and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2011. As these condensed interim consolidated financial statements do not include all disclosures for annual consolidated financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011.

Statement of Consolidation and Presentation

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments and available for sale investments. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011 have been applied in preparing these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“Corporación”), First Silver Reserve Inc. (“First Silver”), First Majestic Plata, S. A. de C.V., Minera El Pilón, S.A. de C.V., Minera La Encantada, S.A. de C.V., First Majestic Del Toro, S.A. de C.V., Majestic Services S.A. de C.V., Minera Real Bonanza, S.A. de C.V., Servicios Minero-Metalúrgicos e Industriales, S.A. de C. V., Mantenimiento Central Para Equipo Minero, S.A. de C.V., Administración y Servicios Integrales ASI, S.A. de C.V., FMS Investment Coöperatie U.A., FMS Investco B.V., FMS Trading AG, FMS Capital AG, Silvermex Resources Inc., La Guitarra Compania Minera S.A. de C.V., Servicios para La Industria Minera S.A. de C.V., Silver One Mining Corp., Minera La Rastra S.A. de C.V., and Minera Terra Plata S.A. de C.V. First Silver underwent a wind-up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. Intercompany balances and transactions, income and expenses are eliminated on consolidation.

The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include: economic recoverability and probability of future economic benefits of exploration; evaluation and development costs; and commencement of commercial production and production levels intended by management.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments include: impairment of property, plant and equipment and mining interests; depreciation and amortization rates for property, plant and equipment and depletion rates for mining interests; estimated reclamation and closure costs; mineral reserve estimates; inventory valuation; valuation of share-based payments; and income taxes.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued) Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 (“amendments to IAS1”) – Presentation of Items of Other Comprehensive Income. The amendments to IAS1 require items of other comprehensive income (“OCI”), along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

5.	SEGMENTED INFORMATION

The Company has four operating segments located in Mexico, two development projects in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré and lead-silver concentrate. Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties.

An operating segment is defined as a component of the Company:

that engages in business activities from which it may earn revenues and incur expenses;
whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
for which distinct financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not generally allocated to the segments. Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Three Months Ended September 30, 2012					Three Months Ended September 30, 2011
			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
			and	earnings	Capital			and	earnings	Capital
	Revenue	Cost of sales	amortization	(loss)	expenditures	Revenue	Cost of sales	amortization	(loss)	expenditures
Mexico
San Martin	$5,595	$3,426	$472	$1,697	$4,096	$9,344	$3,093	$528	$5,723	$4,137
La Parrilla	22,502	9,641	2,840	10,021	14,569	15,568	3,425	990	11,153	20,107
La Encantada	23,834	8,879	2,208	12,747	8,068	36,457	9,182	1,673	25,602	8,147
La Guitarra	2,993	2,673	518	(198)	4,155
Del Toro	-	-	-	-	19,537	-	-	-	-	4,528
La Luz	-	-	-	-	838	-	-	-	-	948
Canada
Coin Sales	997	889	-	108	108	8,586	8,070	-	516	-
Europe
Silver Sales	49,449	36,985	-	12,464	-	-	-	-	-	-
Corporate and Eliminations	(41,789)	(41,581)	794	(1,002)	986	(8,548)	(8,297)	276	(527)	200
Consolidated	$63,581	$20,912	$6,832	$35,837	$52,357	$61,407	$15,473	$3,467	$42,467	$38,067

	Nine Months Ended September 30, 2012					Nine Months Ended September 30, 2011
			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
			and	earnings	Capital			and	earnings	Capital
	Revenue	Cost of sales	amortization	(loss)	expenditures	Revenue	Cost of sales	amortization	(loss)	expenditures
Mexico
San Martin	$16,544	$9,087	$2,076	$5,381	$15,395	$28,660	$9,875	$1,354	$17,431	$11,633
La Parrilla	60,190	22,258	7,519	30,413	43,497	41,609	10,915	2,826	27,868	39,351
La Encantada	65,369	25,451	6,637	33,281	26,913	113,473	29,786	4,436	79,251	17,482
La Guitarra	2,993	2,673	518	(198)	4,155	-	-	-	-	-
Del Toro	-	-	-	-	43,014	-	-	-	-	8,344
La Luz	-	-	-	-	1,759	-	-	-	-	1,979
Canada
Coin and Doré Sales	2,795	2,883	-	(88)	108	27,034	24,726	-	2,308	-
Europe
Silver Sales	132,323	97,902	-	34,421	-	-	-	-	-	-
Corporate and Eliminations	(104,044)	(104,193)	794	(645)	2,540	(26,063)	(24,898)	789	(1,954)	431
Consolidated	$176,170	$56,061	$17,544	$102,565	$137,381	$184,713	$50,404	$9,405	$124,904	$79,220

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

5.	SEGMENTED INFORMATION (continued)

	At September 30, 2012		At December 31, 2011
	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
Mexico
San Martin	$80,513	$20,740	$69,288	$19,734
La Parrilla	163,391	40,797	116,651	13,358
La Encantada	131,175	27,151	127,491	21,929
La Guitarra	174,864	36,691	-	-
Del Toro	87,964	16,984	31,795	1,685
La Luz	25,163	455	23,313	659
Canada
Coin and Doré Sales	482	251	728	139
Europe
Silver Sales	37,180	4,142	30,483	4,484
Corporate and Eliminations	27,811	15,625	43,563	30,726
Consolidated	$728,543	$162,836	$443,312	$92,714

6.	REVENUES

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Gross revenue from payable ounces of silver equivalents	$67,693	$62,976	$187,612	$189,644
Less: refining & smelting, net of intercompany eliminations	(4,112)	(1,569)	(11,442)	(4,931)
Revenues	$63,581	$61,407	$176,170	$184,713

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Corporate administration	$1,651	$1,487	$4,281	$3,593
Salaries and benefits	2,207	1,639	5,916	4,837
Audit, legal and professional fees	821	479	3,084	1,819
Filing and listing fees	14	(84)	360	517
Directors fees and expenses	170	108	495	269
Depreciation	181	81	420	213
	$5,044	$3,710	$14,556	$11,248

8.	INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) is comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Gain (loss) from investment in derivatives and fair value through profit or loss ("FVTPL") marketable securities	$4,976	$(1,504)	$6,769	$2,041
Interest income and other	413	109	574	420
	$5,389	$(1,395)	$7,343	$2,461

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three and nine months ended September 30, 2012 and 2011 are based on the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net earnings for the period	$24,869	$27,772	$66,548	$82,235

Weighted average number of shares on issue - basic	115,307,418	104,583,335	108,872,377	102,627,618
Adjustments for:
Share options	1,742,001	3,052,870	2,131,712	3,595,619
Warrants	-	90,498	-	879,918
Weighted average number of shares on issue - diluted(1)	117,049,419	107,726,703	111,004,089	107,103,155

Earnings per share - basic	$0.22	$0.27	$0.61	$0.80
Earnings per share - diluted	$0.21	$0.26	$0.60	$0.77

(1) Weighted average number of shares excludes 1,148,800 (2011 – 42,500) options and 338,295 (2011 – nil) warrants that were anti-dilutive for the three and nine months ended September 30, 2012.

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	September 30, 2012	December 31, 2011
Trade receivables	$7,956	$6,269
Value added taxes and other taxes recoverable	12,285	8,872
Loan receivable from supplier and other	843	452
	$21,084	$15,593

The Company does not hold any collateral for any receivable amounts outstanding at September 30, 2012 and December 31, 2011. Trade and other receivables include $607,000 (December 31, 2011 - $557,000) in value added taxes (“VAT”) recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

VAT recoverable includes an allowance of $5,370,000 related to VAT receivables acquired as part of the acquisition of Silvermex Resources Inc. (see Note 25), pending outcome of various court trials with the Mexican tax authorities. No additional allowance was recorded by the Company during the period.

11.	INVENTORIES

	September 30, 2012	December 31, 2011
Finished product - doré and concentrates	$2,648	$799
Work in process	4,647	4,027
Stockpile	2,933	409
Materials and supplies	14,560	8,934
Silver coins and bullion including in-process shipments	197	492
	$24,985	$14,661

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

12.	OTHER FINANCIAL ASSETS

	September 30, 2012	December 31, 2011
Marketable securities - available for sale	$1,641	$4,865
Marketable securities - fair value through profit or loss	5,652	-
	$7,293	$4,865

As at September 30, 2012, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $1,641,000 (December 31, 2011 - $4,865,000) and cost of $4,505,000 (December 31, 2011 - $3,713,000). Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

As at September 30, 2012, the Company has 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $5,652,000, which were acquired at a cost of $13.20 per unit. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the three and nine months ended September 30, 2012, the Company recognized a gain of $1,424,000 (2011 - $nil) and $875,000 (2011 - $nil), respectively, related to its FVTPL marketable securities.

For the three and nine months ended September 30, 2012, the Company recorded a gain of $3,552,000 (2011 – loss of $1,504,000) and $5,894,000 (2011 – 2,041,000), respectively, related to investment in silver futures, recognized in income during the period.

13.	PREPAIDS EXPENSES AND OTHER

The Company's prepaid expenses and other are comprised of:

	September 30, 2012	December 31, 2011
Prepayments to suppliers and contractors	$2,034	$1,138
Deposits	641	397
	$2,675	$1,535

14.	MINING INTERESTS

The Company’s mining interest is composed of the following:

	September 30, 2012	December 31, 2011
Producing properties	$174,175	$91,116
Exploration properties (non-depletable)	170,727	66,749
	$344,902	$157,865

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

14.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	La Guitarra
Producing properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At December 31, 2010	$17,512	$27,452	$38,337	$-	$83,301
Additions	8,305	15,869	3,571	-	27,745
Change in decommissioning liabilities	(25)	(525)	164	-	(386)
Transfer from exploration properties	1,472	4,394	5	-	5,871
At December 31, 2011	$27,264	$47,190	$42,077	$-	$116,531
Acquired from Silvermex (Note 25)	-	-	-	46,719	46,719
Additions	9,723	24,802	3,752	2,202	40,479
At September 30, 2012	$36,987	$71,992	$45,829	$48,921	$203,729

Accumulated depletion and amortization
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$-	$(20,560)
Depletion and amortization	(1,840)	(1,573)	(1,442)	-	(4,855)
At December 31, 2011	$(6,040)	$(5,402)	$(13,973)	$-	$(25,415)
Depletion and amortization	(1,031)	(1,754)	(1,186)	(168)	(4,139)
At September 30, 2012	$(7,071)	$(7,156)	$(15,159)	$(168)	$(29,554)

Carrying value
At December 31, 2011	$21,224	$41,788	$28,104	$-	$91,116
At September 30, 2012	$29,916	$64,836	$30,670	$48,753	$174,175

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz	Other
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Properties(1)	Total
Cost
At December 31, 2010	$2,935	$7,790	$15,432	$-	$11,640	$19,122	$-	$56,919
Exploration and evaluation expenditures	2,057	2,274	3,008	-	10,472	1,242	-	19,053
Proceeds from option payment (f)	-	-	(3,400)	-	-	-	-	(3,400)
Change in decommissioning liabilities	-	-	-	-	-	48	-	48
Transfer to producing properties	(1,472)	(4,394)	(5)	-	-	-	-	(5,871)
At December 31, 2011	$3,520	$5,670	$15,035	$-	$22,112	$20,412	$-	$66,749
Acquired from Silvermex (Note 25)	-	-	-	53,000	-	-	18,568	71,568
Exploration and evaluation expenditures	3,128	2,437	5,735	1,234	18,778	1,241	297	32,850
Proceeds from option payment (f)	-	-	(440)	-	-	-	-	(440)
At September 30, 2012	$6,648	$8,107	$20,330	$54,234	$40,890	$21,653	$18,865	$170,727

(1)	Other exploration properties consist of Plomosas Silver Project, Penasco Quemado Silver Project, La Frazada Silver Project and Los Lobos Silver Project acquired from Silvermex Resources Inc.

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

14.	MINING INTERESTS (continued)

	(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern Mexico, 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

	(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the three and nine months ended September 30, 2012, the Company paid royalties of $273,000 (2011 - $44,000) and $698,000 (2011 - $71,000), respectively, which are recognized in cost of sales. As at September 30, 2012, the cumulative total of royalties paid to date for the Quebradillas NSR is $1,388,000.

	(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure. During 2011, several improvements were made including the installation of a new ball mill, replacing an older and smaller mill, the replacement of the filter presses in the Merrill-Crowe circuit, and the addition of two new induction furnaces.

	(d)	La Guitarra Silver Mine, State of Mexico

The acquisition of Silvermex Resources Inc. (Note 25) included the 100% owned La Guitarra Silver Mine, which is the Company’s fourth producing asset in Mexico.

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City. The 100% owned mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 350 tpd, producing approximately 800,000 ounces of silver equivalent per year. The Company plans to maintain production levels at current levels of 350 tpd for the remainder of 2012.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

14.	MINING INTERESTS (continued)

	(e)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. Del Toro was previously an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary. During the second quarter of 2012, assets of Del Toro were transferred into a newly formed subsidiary, First Majestic Del Toro, S.A. de C.V., to better isolate its operating results from the La Parrilla Mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

	(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990.

	(g)	Plomosas Silver Project, State of Sinaloa

With the acquisition of Silvermex Resources Inc. (Note 25), the Company acquired the Plomosas (formerly known as Rosario) mining concession for a total of 16,279 hectares in southeast State of Sinaloa, Mexico. The mining concession represents a mining district and consolidates three past producing mines: Plomosas, San Juan and San Marcial. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilowatt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

	(h)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests.

In May 2012, the Company received an additional two million common shares of the Optionee, valued at $440,000 as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

	(i)	Other Exploration Properties

With the acquisition of Silvermex Resources Inc. (Note 25), the Company acquired numerous exploration stage properties in Mexico, including the Penasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	equipment	construction	Other	Total
Cost
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	5,722	25,066	34,671	1,675	67,134
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Acquired from Silvermex (Note 25)	2,126	6,724	1,710	267	10,827
Additions	14,206	12,467	35,067	2,312	64,052
Transfers	6,876	28,336	(35,212)	-	-
At September 30, 2012	$43,883	$139,625	$38,967	$6,332	$228,807

Accumulated depreciation and amortization
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(1,846)	(7,501)	-	(1,130)	(10,477)
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(3,201)	(8,683)	-	(921)	(12,805)
At September 30, 2012	$(8,532)	$(25,985)	$-	$(3,176)	$(37,693)

Carrying value
At December 31, 2011	$15,344	$74,796	$37,402	$1,498	$129,040
At September 30, 2012	$35,351	$113,640	$38,967	$3,156	$191,114

(1) Included in land and buildings is $5,213,000 (December 31, 2011 - $4,181,000) of land properties which are not subject to depreciation.
(2) Included in property, plant and equipment is $21,992,000 (December 31, 2011 - $14,789,000) of equipment under finance lease.

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At December 31, 2010	$51,788	$19,546	$11,068	$-	$1,944	$1,357	$1,091	$86,794
Additions	13,949	37,808	8,215	-	5,061	1,316	785	67,134
At December 31, 2011	$65,737	$57,354	$19,283	$-	$7,005	$2,673	$1,876	$153,928
Acquired from Silvermex (Note 25)	-	-	-	9,352	-	-	1,475	10,827
Additions	14,062	16,258	5,908	719	24,236	518	2,351	64,052
At September 30, 2012	$79,799	$73,612	$25,191	$10,071	$31,241	$3,191	$5,702	$228,807

Accumulated depreciation and amortization
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$-	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(6,385)	(2,846)	(917)	-	-	(36)	(293)	(10,477)
At December 31, 2011	$(10,609)	$(8,385)	$(4,923)	$-	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(5,897)	(4,867)	(1,344)	(325)	-	(12)	(360)	(12,805)
At September 30, 2012	$(16,506)	$(13,252)	$(6,267)	$(325)	$-	$(85)	$(1,258)	$(37,693)

Carrying value
At December 31, 2011	$55,128	$48,969	$14,360	$-	$7,005	$2,600	$978	$129,040
At September 30, 2012	$63,293	$60,360	$18,924	$9,746	$31,241	$3,106	$4,444	$191,114

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

16.	DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	September 30, 2012	December 31, 2011
Deposits on equipment	$16,596	$6,006
Deposits on equipment under finance leases	275	2,812
Deposits on services	1,057	1,686
	$17,928	$10,504

17.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2012	December 31, 2011
Trade payables	$16,925	$6,512
Accrued liabilities	21,342	15,903
Unearned revenue	343	18
	$38,610	$22,433

18.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 7.9% to 9.1%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	September 30, 2012	December 31, 2011
Less than one year	$8,899	$5,238
More than one year but not more than five years	12,493	10,795
	21,392	16,033
Less: future finance charges	(2,050)	(1,939)
Present value of minimum lease payments	$19,342	$14,094
Included in the financial statements as:
Current portion of lease obligations	7,623	4,269
Lease obligations	11,719	9,825
Present value of minimum lease payments	$19,342	$14,094

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

19.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

	Shares	Amount
Balance at December 31, 2010	97,560,417	$239,770
Shares issued for:
Exercise of options	2,449,750	10,428
Exercise of warrants	5,118,093	17,943
Conversion of shares to be issued (Note 19(d))	7,112	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163
Balance at December 31, 2011	105,135,372	$273,304
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 25)	9,451,641	136,317
Exercise of options	1,473,850	7,142
Conversion of shares to be issued (Note 19(d))	250	-
Expiry of shares to be issued (Note 19(d))		(209)
Transfer of equity reserve upon exercise of options	-	2,792
Balance at September 30, 2012	116,061,113	$419,346

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at September 30, 2012:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	180,000	2.03	1.60	180,000	2.03	1.60
3.01 - 4.00	657,500	3.64	0.88	657,500	3.64	0.88
4.01 - 5.00	600,000	4.29	0.29	600,000	4.29	0.29
10.01 - 21.99	3,156,775	15.53	3.51	1,239,650	13.04	2.31
	4,594,275	11.83	2.64	2,677,150	8.03	1.46

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

19.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

As of September 30, 2012, incentive stock options represent 4% (December 31, 2011 - 5%) of issued and outstanding share capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at September 30, 2012 and December 31, 2011 were $40.8 million and $40.1 million, respectively.

The changes in stock options issued during the nine months ended September 30, 2012 and the year ended December 31, 2011 are as follows:

	Nine Months Ended		Year Ended
	September 30, 2012		December 31, 2011
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	4,934,375	8.31	6,464,875	5.61
Granted	1,260,000	17.83	939,500	16.13
Exercised	(1,473,850)	4.79	(2,449,750)	4.15
Expired	(126,250)	16.65	(20,250)	12.44
Balance, end of the period	4,594,275	11.83	4,934,375	8.31

During the nine months ended September 30, 2012, 1,473,850 (September 30, 2011 – 2,251,600) stock options were exercised. The weighted average closing share price at date of exercise for the nine months ended September 30, 2012 was CAD$19.36 (2011 - CAD$19.27).

During the nine months ended September 30, 2012, 1,260,000 (2011 – 52,500) stock options were granted for an aggregate fair value of CAD$9,776,000 (2011 – CAD$494,000).

The fair value of employee stock options granted is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended September 30,
	2012	2011
Weighted average fair value at grant date ($)	7.76	9.40
Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	1.24	1.83
Expected life (years)	3.38	3.07
Expected volatility (%)	64.57	77.45
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

19.	SHARE CAPITAL (continued)

	(c)	Share purchase warrants

The following table summarizes the information about share purchase warrants outstanding and exercisable at September 30, 2012:

	Warrants Outstanding and Exercisable
		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life
Exercise prices (C$)	Warrants	(CAD$/Share)	(Years)
20.00	8,918	20.00	0.21
25.36	329,377	25.36	1.21
	338,295	25.22	1.18

The changes in share purchase warrants during the nine months ended September 30, 2012 and the year ended December 31, 2011 are as follows:

	Nine Months Ended		Year Ended
	September 30, 2012		December 31, 2011
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)
Balance, beginning of the period	-	-	5,142,277	3.44
Issued	338,295	25.22	-	-
Exercised	-	-	(5,118,093)	3.44
Cancelled or expired	-	-	(24,184)	3.50
Balance, end of the period	338,295	25.22	-	-

During the nine months ended September 30, 2012, as part of consideration for the acquisition of Silvermex, the Company issued 338,295 replacement warrants with an aggregate fair value of $646,000. No share purchase warrants were issued in the prior year.

The fair value of share purchase warrants issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended September 30,
	2012	2011
Weighted average fair value at grant date ($)	1.93	n/a
Expected dividend yield (%)	-	n/a
Average risk-free interest rate (%)	1.05	n/a
Expected life (years)	1.43	n/a
Expected volatility (%)	62.10	n/a
Forfeiture rate (%)	-	n/a

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

19.	SHARE CAPITAL (continued)

(d) Share capital to be issued

On June 5, 2006, pursuant to the acquisition of First Silver and the San Martin Silver Mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

During the nine months ended September 30, 2012, 250 (2011 – 2,500) shares were redeemed by prior shareholders of First Silver. The remaining 98,530 shares of First Silver, exchangeable for 49,265 shares of First Majestic, were deemed cancelled. As a result, the remaining value of shares to be issued of $209,000 was realized as other income during the current period.

20.	EQUITY RESERVES

	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011

Available for sale revaluation reserve (a)
Balance at beginning of period	$1,127	$18
(Loss) gain on available for sale securities	(4,015)	527
Balance at end of period	(2,888)	545
Share-based payments reserve (b)
Balance at beginning of period	27,394	25,170
Share-based payments recognized in profit and loss and related tax benefit	8,145	6,764
Share warrants issued (Note 20(c))	646	-
Reclassed to share capital for exercise of stock options and warrants	(2,792)	(4,685)
Balance at end of period	33,393	27,249
Foreign currency translation reserve (c)
Balance at beginning of period	(677)	621
Currency translation gain (loss)	535	(2,350)
Balance at end of period	(142)	(1,729)
Total equity reserves per statement of financial position	$30,363	$26,065

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.

(b)

The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $369,000.

(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

21.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2011.

The capital of the Company consists of equity, comprising issued capital, share capital to be issued, equity reserves and retained earnings, debt facilities, net of cash and cash equivalents as follows:

	September 30, 2012	December 31, 2011
Equity	$565,707	$350,598
Debt facilities	512	784
Less: cash and cash equivalents	(72,761)	(91,184)
	$493,458	$260,198

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

(b)	Financial risk management

There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2011, except for the following:

	i)	Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $11.3 million as at September 30, 2012 (2011 - $8.7 million), of which $0.6 million (2011 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex (see Note 25), the Company acquired $5.4 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authority.

The carrying amount of financial assets recorded in the condensed interim consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

21.	FINANCIAL INSTRUMENTS (continued)

	(b)	Financial risk management (continued)

		ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at September 30, 2012, the Company has outstanding trade payables of $16.9 million (December 31, 2011 - $6.5 million) which are generally payable in 90 days or less and accrued liabilities of $21.3 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months. The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$38,610	$38,610	$-	$-	$-
Debt facilities	512	512	-	-	-
Finance lease obligations	21,392	8,899	12,493	-	-
Decommissioning liabilities	11,466	-	-	-	11,466
Total Obligations	$71,980	$48,021	$12,493	$-	$11,466

iii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				September 30, 2012		December 31, 2011
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$15,361	$614	$(1,898)	$14,077	$1,408	$40,787	$4,079
Mexican peso	4,588	10,140	(27,842)	(13,114)	(1,311)	(7,433)	(549)
	$19,949	$10,754	$(29,740)	$963	$97	$33,354	$3,530

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net change in non-cash working capital items:
Increase in trade and other receivables	$(3,952)	$(2,204)	$(4,789)	$(4,384)
Increase in inventories	(2,414)	(1,478)	(7,179)	(2,988)
(Increase) decrease in prepaid expenses and other	(2,665)	3,600	(977)	(410)
Increase in trade and other payables	(1,110)	2,029	(4,654)	5,728
Increase (decrease) in taxes payable	1,863	(2,337)	13,875	(1,524)
	$(8,278)	$(390)	$(3,724)	$(3,578)
Non-cash investing and financing activities:
Shares issued for acquisition of Silvermex (Note 25)	$136,317	$-	$136,317	$-
Warrants issued for acquisition of Silvermex (Note 25)	646	-	646	-
Transfer of share-based payments reserve upon exercise of options and warrants	1,379	1,444	2,792	4,686
Assets acquired by finance lease	(340)	(4,804)	(9,837)	(9,004)

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

23.	VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired a controlling interest in First Silver for $50,776,000. The purchase price was payable to the seller (the “Seller”) in three instalments (“the Agreement”). The first instalment of $25,388,000, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $12,694,000 was paid on May 30, 2007. The final 25% instalment of $12,694,000, together with accrued interest of $872,000 was paid into a trust account of the Company and First Silver in May 2008, and a Letter of Credit deposited in court, pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Seller who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Seller engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Seller acquiring a mine which was First Silver’s right to acquire. These allegations are denied by the Seller but management believes that there are substantial grounds to this claim.

On March 14, 2008, the Seller filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed that $13,566,000 under the Letter of Credit would be paid into the Seller’s lawyer’s trust account (the “Trust Funds”) in partial satisfaction of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursements of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial commenced in the Supreme Court of British Columbia, Vancouver, British Columbia in April 2012 and adjourned in June 2012. Additional trial dates are scheduled in November 2012 and January 2013 as the trial did not complete during the previously scheduled dates. The Consent Order does not affect the standing of the Company’s claims for relief against the Seller in the Action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation. However, the outcome of this litigation is not presently determinable and no amounts are recognized in the consolidated statement of financial position.

24.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.6 million (75.7 million Mexican pesos). The Company is currently defending the tax treatments amounting to $3.2 million (43.4 million Mexican pesos) related to 2007 via the administrative appeal process and believes it has a strong defense against the claims. The tax reassessments for 2004 to 2006 amounting to $2.4 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. In July 2012, the Company successfully won its appeal for the 2004 tax reassessment of $0.7 million (10.0 million Mexican pesos). Final resolutions for 2005 and 2006 tax years are expected in the fourth quarter of 2012. The Company believes it is probable that it will defend itself successfully in all claims and therefore has not recorded a provision for the potential tax exposure relating to these assessments.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

24.	CONTINGENT LIABILITIES (continued)

During 2010, Minera La Guitarra, S.A. de C.V., a newly acquired subsidiary of the Company, received tax assessment from the Mexican tax authority for fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential remittance of $3.2 million (40.8 million Mexican pesos). The Company has posted cash as collateral (“Restricted Cash”) for a bond held with Servicio de Administracion Tributaria for $3.2 million (40.8 million Mexican pesos). During 2012, the Company received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. The Company has recorded an income tax payable of $3.2 million related to the tax assessment.

25.	ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. Shareholders of Silvermex received 0.0355 First Majestic shares and CAD$0.0001 for each share of Silvermex. Pursuant to closing of the transaction, First Majestic issued 9,451,654 common shares, 338,295 replacement warrants and $26,000 in cash for the acquisition. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date. Total transaction costs for the acquisition was $2.6 million which were expensed in the current year.

The acquisition strengthens First Majestic’s position, adding the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s robust portfolio of producing mines and development projects in Mexico.

Total consideration for the acquisition and preliminary purchase price allocation, in accordance with IFRS 3 - Business Combinations, are estimated as follows:

Consideration:
9,451,654 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants (Note 19(c))	646
Cash paid (266.2 million Silvermex shares x CAD$0.0001 per share)	26
Total consideration	$136,989

Allocation of purchase price
Cash and cash equivalents	$11,380
Inventories	3,145
Mining interests	118,287
Property, plant and equipment	10,827
Goodwill	24,591
Deposit on long-term assets	482
Other net working capital	(7,665)
Decommissioning liabilities	(1,954)
Deferred tax liabilities, net	(22,104)
$136,989

Goodwill of $24.6 million was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars- unaudited)

25.	ACQUISITION OF SILVERMEX RESOURCES INC. (continued)

Financial and operating results of Silvermex are included in the Company’s condensed interim consolidated financial statements effective July 3, 2012. During the three and nine months ended September 30, 2012, the acquisition of Silvermex contributed revenues of $2,993,000 and loss of $553,000 to the Company’s net earnings.

Had the business combination been affected at January 1, 2012, revenues of the Company would have been $181,027,000 and earnings would have been $60,334,000 for the nine months ended September 30, 2012. Management considers these “pro forma” numbers to represent an approximate measure of the performance of the consolidated entity during the period.

In determining the “pro forma” revenue and net earnings had Silvermex been acquired at the beginning of the current year, management has:

Calculated depletion of mining interests acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amount recognized in the pre-acquisition financial statements

Capitalized certain development and exploration drilling costs in conformity with First Majestic’s accounting policies
Recognized the deferred income tax expense effect related to the above adjustments
Excluded acquisition costs of the acquiree as a one-off transaction

As at the date these condensed interim consolidated financial statements were issued, the allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

26.	SUBSEQUENT EVENTS

Subsequent to September 30, 2012:

	a)	A total of 279,000 options were exercised for gross proceeds of CAD$1,490,000; and
	b)	A total of 50,000 options were cancelled.

27.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements of First Majestic Silver Corp. for the three and nine months ended September 30, 2012 were approved and authorized for issue by the Board of Directors on November 13, 2012.

Notes Page 20